ATB Capital Markets USA Inc.
Formerly known as AltaCorp Capital (USA) Inc.
March 31, 2021

Statement of Financial Condition
(Expressed in U.S. dollars)

(With Report of Independent Registered Public Accounting Firm)

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of ATB Capital Markets USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATB Capital Markets USA Inc., a wholly owned subsidiary of ATB Capital Markets, Inc., as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ATB Capital Markets USA Inc. as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ATB Capital Markets USA Inc.'s management. Our responsibility is to express an opinion on ATB Capital Markets USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ATB Capital Markets USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as ATB Capital Markets USA Inc's. auditor since 2019.

Houston, Texas

June 1, 2021

ATB Capital Markets USA Inc.

Statement of Financial Condition
(All figures presented in US dollars)

As of March 31, 2021

Assets

Cash	$ 2,633,780
Due from carrying broker (Note 3)	172,599
Accounts receivable	376,983
Deposit with carrying broker (Note 4)	250,000
Goods & services taxes receivable	37,732
Receivable from ATB Capital Markets Inc. (Note 7)	217,847
Prepaid expenses	50,272
Total assets	$ 3,739,213

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 979,851
Due to carrying broker (Note 5)	26,818
Total liabilities	1,006,669
Shareholder's equity:	
Share capital (Note 9)	2,811,606
Retained earnings (deficit)	(79,062)
Total shareholder's equity	2,732,544
Total liabilities and shareholder's equity	$ 3,739,213

See accompanying notes to the financial statements.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

Year ended March 31, 2021

1. BACKGROUND

ATB Capital Markets USA Inc. (the "Company") formerly known as AltaCorp Capital (USA) Inc was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of ATB Capital Markets Inc formerly known as AltaCorp Capital Inc. (the "Parent") on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires August 28, 2021.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("US") and are stated in U.S. dollars. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period involves the use of estimates, which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Deposits with clearing corporation

Cash is kept on deposit with APEX Clearing, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Research fee revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

Year ended March 31, 2021

Agency commissions revenue

Agency Commissions revenue consists of revenue generated through traditional commission-based brokerage services. Commissions and related clearing charges are recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting revenue

Underwriting revenue consists of fees earned when the Company acts as agent or underwriter in the distribution of the securities of issuers. Underwriting revenues are recorded at the time the transaction is complete and the related income is reasonably determinable and the amount is collectible. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue earned by the Parent and received by the Company is paid through intercompany transfers settled on a periodic basis.

Foreign currency transactions

The US dollar is the functional currency for the Company's operations. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as of the end of the reporting period and the related gains and losses are included in the results of operations for the period.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ from net income.

3. DUE FROM CARRYING BROKER

The $172,599 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

Year ended March 31, 2021

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $26,818 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RISK MANAGEMENT

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

7. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue.

During the period, the Company incurred management fees of $1,300,943. At March 31, 2021, the net receivable from ATB Capital Markets Inc for these fees is $217,847. At March 31, 2021, the receivable due from the Parent primarily relates to an overpayment of the management fee in a prior month.

As of March 31, 2020, and in connection with ATB Capital Markets becoming a Crown corporation, the Company is now exempt from income tax and will be subject to payment in lieu of tax ("PILOT"). Pursuant to the ATB Act, the Government of Alberta may assess a charge to ATB as prescribed by the ATB Regulation. The ATB Regulation defines the change to be an amount equal to 23% of ATB's consolidated net income as reported in its audited annual financial statements. For the year ended March 31, 2021, the Company accrued $40,639 (March 31, 2020 - $nil) related to PILOT.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

Year ended March 31, 2021

8. INCOME TAXES

As of March 31, 2021, and in connections with Parent becoming a Crown Corporation, the Company is now exempt from income tax in Canada.

9. SHARE CAPITAL

Details of the Company's share capital are as follows:

Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
2,815,000 common shares	$2,811,606

10. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At March 31, 2021, the Company had net capital equal to $2,421,868 which exceeded its requirement by $2,171,868 (Schedule I).

11. SUBSEQUENT EVENTS

The Company has evaluated the effects of events that have occurred subsequent to the year ended March 31, 2021 and through to June 1, 2021, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.